OMB APPROVAL


UNITED STATES
OMB Number:     3235-0145


SECURITIES AND EXCHANGE COMMISSION
Expires:     October 31, 1994


Washington, D.C.  20549
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hours per response . . . 14.90

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____________)*
Kaufman and Broad Home Corporation

(Name of Issuer)

Special Common Stock $1.00 par value

(Title of Class of Securities)


486168206


(CUSIP Number)



Check the following box if a fee is being paid with this statement
X
.  (A fee is not required only if the filing

person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (2/92)

CUSIP No.
	486168206
13G


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	CS First Boston, Inc.
	13-2853402







2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*






(a)





(b)
X








3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION


	State of Delaware







NUMBER OF
5
SOLE VOTING POWER
	220,700 shares of Special Common Stock, par value $1.00.

SHARES
BENEFICIALLY
OWNED BY
EACH
6
SHARED VOTING POWER
	-0-

REPORTING
PERSON
WITH
7
SOLE DISPOSITIVE POWER
	220,700 shares of Special Common Stock, par value $1.00.


8
SHARED DISPOSITIVE POWER
	-0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
220,700 shares of Special Common Stock, par value $1.00.

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
	N/A

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	7.9%

12
TYPE OF REPORTING PERSON*
	HC

*SEE INSTRUCTION BEFORE FILLING OUT!



Item 1. (a)
Name of Issuer:


Kaufman and Broad Home Corporation

(b)
Address of Issuer's Principal Executive Offices:


10877 Wilshire Boulevard
Los Angeles, California 90024


Item 2. (a)
Name of Person Filing:


CS First Boston, Inc.

(b)
Address of Principal Business Office:


Park Avenue Plaza
55 East 52nd Street
New York, NY  10055

(c)
Citizenship:


State of Delaware

(d)
Title of Class of Securities:


Special Common Stock, par value $1.00

(e)
CUSIP Number:
486168206

Item 3.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-
2(b), check whether the person filing is a:


(a)

Broker or Dealer registered under Section 15 of the Act





(b)

Bank as defined in Section 3(a)(6) of the Act





(c)

Insurance Company as defined in Section 3(a)(19) of the Act





(d)

Investment Company registered under Section 8 of the Investment
Company Act





(e)

Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940





(f)

Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement



Income Security Act of 1974 or Endowment Fund; see 240.13d-
1(b)(1)(ii)(F)





(g)
X
Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G)
(Note:  See Item 7)





(h)

Group, in accordance with 240.13d-1(b)(1)(ii)(H)



Item 4.
Ownership

(a)
Amount Beneficially Owned:
220,700 shares of Special Common Stock, par value $1.00*


(b)
Percent of Class:
	7.9%**


(c)
Number of shares as to which such person has:


(i)
sole power to vote or to direct the vote



	220,700 shares of Special Common Stock, par value $1.00


(ii)
shared power to vote or to direct the vote



	-0-


(iii)
sole power to dispose or to direct the disposition of



	220,700 shares of Special Common Stock, par value $1.00


(iv)
shared power to dispose or to direct the disposition of



	-0-


Item 5.
Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following


.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person


Other than as disclosed herein, the reporting person knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13G.

Item 7.
Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company


CS First Boston, Inc. has filed this schedule pursuant to Rule 13d-1(b) (ii) (G) as a parent holding company and beneficially owns the securities covered by this schedule indirectly through a wholly owned subsidiary, CS First Boston Corporation, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934.

Item 8.
Identification and Classification of Members of the Group


	N/A

Item 9.
Notice of Dissolution of Group


	N/A




Item 10.
Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February ___, 1994


	CS FIRST BOSTON, INC.



	By:	___________________________________
		Name:	Lori M. Russo
		Title:	Vice President and Assistant Secretary
* Approximately 68% of the outstanding voting common stock of CS First Boston, Inc. ("CSFBI") and approximately 63% of the outstanding non-voting common stock of CSFBI is owned indirectly by CS Holding. CS Holding and its direct and indirect subsidiaries, in addition to CSFBI, may beneficially own shares of Special Common Stock of Kaufman and Broad Home Corporation ("KBH"), and such shares are not reported in this Statement. CS Holding disclaims beneficial ownership of Special Common Stock of KBH beneficially owned by its direct and indirect subsidiaries, including CSFBI.

** Although the Ordinary Common Stock and Special Common Stock issued by KBH are registered as two separate classes of equity securities under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"), CSFBI believes that the Ordinary Common Stock and Special Common Stock of KBH should be treated as one class of equity securities for purposes of Section 13(d) of the Act. However, CSFBI is voluntarily making this filing as if the Special Common Stock of KBH is a separate class of equity securities.


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